================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 13D/A

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                           U. S. Energy Systems, Inc.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902951102
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                            Frederick H. Fogel, Esq.
                           Silver Point Capital, L.P.
     ----------------------------------------------------------------------
                        Two Greenwich Plaza, First Floor
                          Greenwich, Connecticut 06830
                                 (203) 542-4208

                                 with a copy to:

                            L. Byron Vance, III, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 407-0700
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 1, 2006
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                 (Page 1 of 20)
================================================================================

CUSIP No. 902951102               SCHEDULE 13D                    (Page 2 of 20)


         1.       Names of Reporting Persons

                  Silver Point Capital Management, LLC
                  --------------------------------------------------------------
                  I.R.S. Identifications Nos. of above persons (entities only)

                  77-0595716
                  --------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group

                  (a)      |_|

                  (b)      |_|
                  --------------------------------------------------------------
         3.       SEC Use Only
                  --------------------------------------------------------------
         4.       Source of Funds

                  OO
                  --------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
                  --------------------------------------------------------------
         6.       Citizenship or Place of Organization

                  Delaware
                  --------------------------------------------------------------
                  7.       Sole Voting Power

                           0 shares
Number of         --------------------------------------------------------------
Shares            8.       Shared Voting Power
Beneficially
Owned by Each              5,588,780 shares
Reporting         --------------------------------------------------------------
Person With       9.       Sole Dispositive Power

                           0 shares
                  --------------------------------------------------------------
                  10.      Shared Dispositive Power

                           5,588,780 shares
                  --------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,588,780 shares
                  --------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excluded Certain
                  Shares |_|
                  --------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  23.9%**
                  --------------------------------------------------------------
         14.      Type of Reporting Person

                  CO
                  --------------------------------------------------------------

---------------------------------------
** The calculations of the percentages referred to herein are based on 17,816,290 shares of Common Stock outstanding as of September 30, 2006, which number is reported by the Company in its Form 10-Q/A filed for the quarterly period ending on September 30, 2006.

CUSIP No. 902951102               SCHEDULE 13D                    (Page 3 of 20)


         1.       Names of Reporting Persons

                  Edward A. Mule
                  --------------------------------------------------------------
                  I.R.S. Identifications Nos. of above persons (entities only)


                  --------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group

                  (a)      |_|

                  (b)      |_|
                  --------------------------------------------------------------
         3.       SEC Use Only
                  --------------------------------------------------------------
         4.       Source of Funds

                  OO
                  --------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
                  --------------------------------------------------------------
         6.       Citizenship or Place of Organization

                  United States
                  --------------------------------------------------------------
                  7.       Sole Voting Power

                           0 shares
Number of         --------------------------------------------------------------
Shares            8.       Shared Voting Power
Beneficially
Owned by Each              5,588,780 shares
Reporting         --------------------------------------------------------------
Person With       9.       Sole Dispositive Power

                           0 shares
                  --------------------------------------------------------------
                  10.      Shared Dispositive Power

                           5,588,780 shares
                  --------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,588,780 shares
                  --------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excluded Certain
                  Shares |_|
                  --------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  23.9%**
                  --------------------------------------------------------------
         14.      Type of Reporting Person

                  IN
                  --------------------------------------------------------------

---------------------------------------
** The calculations of the percentages referred to herein are based on 17,816,290 shares of Common Stock outstanding as of September 30, 2006, which number is reported by the Company in its Form 10-Q/A filed for the quarterly period ending on September 30, 2006.

CUSIP No. 902951102               SCHEDULE 13D                    (Page 4 of 20)


         1.       Names of Reporting Persons

                  Robert J. O'Shea
                  --------------------------------------------------------------
                  I.R.S. Identifications Nos. of above persons (entities only)


                  --------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group

                  (a)      |_|

                  (b)      |_|
                  --------------------------------------------------------------
         3.       SEC Use Only
                  --------------------------------------------------------------
         4.       Source of Funds

                  OO
                  --------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
                  --------------------------------------------------------------
         6.       Citizenship or Place of Organization

                  United States
                  --------------------------------------------------------------
                  7.       Sole Voting Power

                           0 shares
Number of         --------------------------------------------------------------
Shares            8.       Shared Voting Power
Beneficially
Owned by Each              5,588,780 shares
Reporting         --------------------------------------------------------------
Person With       9.       Sole Dispositive Power

                           0 shares
                  --------------------------------------------------------------
                  10.      Shared Dispositive Power

                           5,588,780 shares
                  --------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,588,780 shares
                  --------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excluded Certain
                  Shares |_|
                  --------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  23.9%**
                  --------------------------------------------------------------
         14.      Type of Reporting Person

                  IN
                  --------------------------------------------------------------

---------------------------------------
** The calculations of the percentages referred to herein are based on 17,816,290 shares of Common Stock outstanding as of September 30, 2006, which number is reported by the Company in its Form 10-Q/A filed for the quarterly period ending on September 30, 2006.

CUSIP No. 902951102               SCHEDULE 13D                    (Page 5 of 20)


         1.       Names of Reporting Persons

                  Silver Point Capital, L.P.
                  --------------------------------------------------------------
                  I.R.S. Identifications Nos. of above persons (entities only)

                  22-3849636
                  --------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group

                  (a)      |_|

                  (b)      |_|
                  --------------------------------------------------------------
         3.       SEC Use Only
                  --------------------------------------------------------------
         4.       Source of Funds

                  OO
                  --------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
                  --------------------------------------------------------------
         6.       Citizenship or Place of Organization

                  Delaware
                  --------------------------------------------------------------
                  7.       Sole Voting Power

                           0 shares
Number of         --------------------------------------------------------------
Shares            8.       Shared Voting Power
Beneficially
Owned by Each              4,191,585 shares
Reporting         --------------------------------------------------------------
Person With       9.       Sole Dispositive Power

                           0 shares
                  --------------------------------------------------------------
                  10.      Shared Dispositive Power

                           4,191,585 shares
                  --------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,191,585 shares
                  --------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excluded Certain
                  Shares |_|
                  --------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  19.0%**
                  --------------------------------------------------------------
         14.      Type of Reporting Person

                  CO
                  --------------------------------------------------------------

---------------------------------------

** The calculations of the percentages referred to herein are based on 17,816,290 shares of Common Stock outstanding as of September 30, 2006, which number is reported by the Company in its Form 10-Q/A filed for the quarterly period ending on September 30, 2006.

CUSIP No. 902951102               SCHEDULE 13D                    (Page 6 of 20)


         1.       Names of Reporting Persons

                  Silver Point Capital Fund, L.P.
                  --------------------------------------------------------------
                  I.R.S. Identifications Nos. of above persons (entities only)

                  22-3849631
                  --------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group

                  (a)      |_|

                  (b)      |_|
                  --------------------------------------------------------------
         3.       SEC Use Only
                  --------------------------------------------------------------
         4.       Source of Funds

                  OO
                  --------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
                  --------------------------------------------------------------
         6.       Citizenship or Place of Organization

                  Delaware
                  --------------------------------------------------------------
                  7.       Sole Voting Power

                           0 shares
Number of         --------------------------------------------------------------
Shares            8.       Shared Voting Power
Beneficially
Owned by Each              4,191,585 shares
Reporting         --------------------------------------------------------------
Person With       9.       Sole Dispositive Power

                           0 shares
                  --------------------------------------------------------------
                  10.      Shared Dispositive Power

                           4,191,585 shares
                  --------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,191,585 shares
                  --------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excluded Certain
                  Shares |_|
                  --------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  19.0%**
                  --------------------------------------------------------------
         14.      Type of Reporting Person

                  CO
                  --------------------------------------------------------------

---------------------------------------
** The calculations of the percentages referred to herein are based on 17,816,290 shares of Common Stock outstanding as of September 30, 2006, which number is reported by the Company in its Form 10-Q/A filed for the quarterly period ending on September 30, 2006.

CUSIP No. 902951102               SCHEDULE 13D                    (Page 7 of 20)


         1.       Names of Reporting Persons

                  SPCP Group, LLC
                  --------------------------------------------------------------
                  I.R.S. Identifications Nos. of above persons (entities only)

                  26-0001173
                  --------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group

                  (a)      |_|

                  (b)      |_|
                  --------------------------------------------------------------
         3.       SEC Use Only
                  --------------------------------------------------------------
         4.       Source of Funds

                  OO
                  --------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
                  --------------------------------------------------------------
         6.       Citizenship or Place of Organization

                  Delaware
                  --------------------------------------------------------------
                  7.       Sole Voting Power

                           0 shares
Number of         --------------------------------------------------------------
Shares            8.       Shared Voting Power
Beneficially
Owned by Each              4,191,585 shares
Reporting         --------------------------------------------------------------
Person With       9.       Sole Dispositive Power

                           0 shares
                  --------------------------------------------------------------
                  10.      Shared Dispositive Power

                           4,191,585 shares
                  --------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,191,585 shares
                  --------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excluded Certain
                  Shares |_|
                  --------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  19.0%**
                  --------------------------------------------------------------
         14.      Type of Reporting Person

                  CO
                  --------------------------------------------------------------

---------------------------------------
** The calculations of the percentages referred to herein are based on 17,816,290 shares of Common Stock outstanding as of September 30, 2006, which number is reported by the Company in its Form 10-Q/A filed for the quarterly period ending on September 30, 2006.

CUSIP No. 902951102               SCHEDULE 13D                    (Page 8 of 20)


         1.       Names of Reporting Persons

                  SPCP Group III, LLC
                  --------------------------------------------------------------
                  I.R.S. Identifications Nos. of above persons (entities only)

                  68-0588051
                  --------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group

                  (a)      |_|

                  (b)      |_|
                  --------------------------------------------------------------
         3.       SEC Use Only
                  --------------------------------------------------------------
         4.       Source of Funds

                  OO
                  --------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
                  --------------------------------------------------------------
         6.       Citizenship or Place of Organization

                  Delaware
                  --------------------------------------------------------------
                  7.       Sole Voting Power

                           0 shares
Number of         --------------------------------------------------------------
Shares            8.       Shared Voting Power
Beneficially
Owned by Each              1,397,195 shares
Reporting         --------------------------------------------------------------
Person With       9.       Sole Dispositive Power

                           0 shares
                  --------------------------------------------------------------
                  10.      Shared Dispositive Power

                           1,397,195 shares
                  --------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,397,195 shares
                  --------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excluded Certain
                  Shares |_|
                  --------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  7.3%**
                  --------------------------------------------------------------
         14.      Type of Reporting Person

                  CO
                  --------------------------------------------------------------

---------------------------------------
** The calculations of the percentages referred to herein are based on 17,816,290 shares of Common Stock outstanding as of September 30, 2006, which number is reported by the Company in its Form 10-Q/A filed for the quarterly period ending on September 30, 2006.

CUSIP No. 902951102               SCHEDULE 13D                    (Page 9 of 20)


Explanatory Note

         This statement on Schedule 13D/A (the "Statement") is being filed as Amendment No. 1 to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on November 17, 2006 (the "Original Statement").

Item 1.  Security and Issuer.

         This Statement relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of U.S. Energy Systems, Inc., a Delaware corporation ("USEY"). The address of USEY's principal executive office is 545 Madison Avenue, New York, New York 10022.

Item 2.  Identity and Background.

         (a) This Statement is being jointly filed by Silver Point Capital Management, LLC, a Delaware limited liability company ("Management"), Mr. Edward
A. Mule, Mr. Robert J. O'Shea, Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Silver Point Capital Fund, L.P., a Delaware limited partnership ("SPC Fund"), SPCP Group, LLC, a Delaware limited liability company, ("SPCP Group"), and SPCP Group III, LLC, a Delaware limited liability company ("SPCP Group III" and together with SPCP Group, the "Holders") with respect to the ownership of the shares of Common Stock issuable upon exercise of warrants issued by USEY to the Holders.

         SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by SPCP Group. Management is also the managing member of SPCP Group III and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by SPCP Group III. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by SPCP Group and SPCP Group III. Management, Silver Point, SPC Fund, SPCP Group, SPCP Group III and Messrs. Mule and O'Shea are hereinafter sometimes collectively referred to as the "Reporting Persons." The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group and SPCP Group III, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, dated December 11, 2006, a copy of which is filed with this Statement as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

         (b) The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, 1st Floor, Greenwich, Connecticut 06830.

         (c) The principal business of Management is serving as the general partner of Silver Point. The principal business of Messrs. Mule and O'Shea is serving as members of Management and managing other affiliated entities, (including Silver Point). The principal business of Silver Point is serving as an investment manager for private investment funds (including SPC Fund). The principal business of SPCP Fund, SPCP Group and SPCP Group III is acquiring, holding, managing and disposing of investments.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a

CUSIP No. 902951102               SCHEDULE 13D                   (Page 10 of 20)


judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Management is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Mule and O'Shea is a United States citizen. Each of SPC Fund and Silver Point is a limited partnership organized under the laws of the State of Delaware. Each of SPCP Group and SPCP Group III is a limited liability company organized under the laws of the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 7, 2006, USEY entered into a Credit Agreement (the "Credit Agreement") by and between USEY, U.S. Energy Overseas Investments LLC, Silver Point Finance, LLC, and the Lenders from time to time party thereto pursuant to which USEY received a secured term loan in the amount of $23,335,051. In connection with, and in consideration for, entering into the Credit Agreement and the transactions contemplated thereby, Silver Point affiliates simultaneously entered into a Warrant Purchase Agreement (the "Warrant Purchase Agreement"), a copy of which was filed with the Original Statement as Exhibit B, by and among USEY, SPCP Group and SPCP Group III pursuant to which USEY issued to the Holders warrants to purchase an aggregate of 4,488,780 shares of Common Stock at a purchase price of $0.01 per share (the "Original Warrants").

         On December 1, 2006, USEY issued 1,100,000 additional warrants to purchase Common Stock at a purchase price of $0.01 per share (the "Additional Warrants" together with the Original Warrants, the "Warrants") pursuant to
Section 2.3 of the Warrant Purchase Agreement.

         Capital of SPCP Group and SPCP Group III in the amount of $44,887.80, in the case of the Original Warrants, and $11,000.00, in the case of the Additional Warrants, will be used to purchase the Common Stock issuable upon exercise of the Warrants; provided, however, that the Holders may purchase the Common Stock pursuant to a "cashless exercise" as set forth in the Warrants, in which case, no capital will be required.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the Original Warrants in connection with the commitments made and loans provided under the Credit Agreement. The Reporting Persons acquired the Additional Warrants as a result of the failure of USEY to provide a satisfactory USEB guaranty as required under the Credit Agreement. The Warrants were acquired for investment purposes. The Holders have the right to elect to either designate an observer with respect to the board of directors of USEY (the "Board") or designate a nominee to the Board.

         Consistent with the terms of the Credit Agreement, the Reporting Persons have had, and may have in the future, discussions with management of USEY and may make suggestions concerning USEY's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their extension of credit. Each Reporting Person expects that it will, from time to time, review its investment position in USEY and may, depending on market and other conditions, choose to exercise the Warrants to obtain the underlying shares of USEY Common Stock.

         Whether the Reporting Persons exercise the Warrants, purchase any additional securities of USEY, or dispose of any securities of USEY, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of securities of USEY for purchase at particular price levels, USEY's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of management of USEY, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in USEY and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional securities of USEY (by means of open market or privately negotiated purchases) or to dispose of some or all of the securities of USEY held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the securities of USEY. Each Reporting Person may have discussions with the Company or take

CUSIP No. 902951102               SCHEDULE 13D                   (Page 11 of 20)


actions with respect to the covenants and agreements, and any future draw-downs, under the Credit Agreement and related documents with respect to the Credit Agreement, and may waive or fail to waive any covenants and take actions, including calling a default, with respect to its commitments under the Credit Agreement in its sole discretion.

         Except as described herein, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of USEY, or the disposition of securities of USEY, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving USEY or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of USEY or any of its subsidiaries, (d) any change in the present Board or management of USEY, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of USEY, (f) any other material change in USEY 's business or corporate structure, (g) changes in USEY 's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of USEY by any person, (h) a class of securities of USEY being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of USEY becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above. The Reporting Persons, however, expect to evaluate on an ongoing basis USEY 's financial condition, business, operations and prospects, the market price of USEY Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors it deems appropriate. Accordingly, the Reporting Persons reserve the right to change its plans and intentions at any time, as it deems appropriate, subject to relevant legal restrictions.

Item 5.  Interest in Securities of Issuer.

A. Silver Point Capital Management, LLC

         (a) Aggregate number of shares beneficially owned:          5,588,780

             Percentage: 23.9% The calculations of the percentages referred to herein are based on 17,816,290 shares of Common Stock issued and outstanding as of September 30, 2006, which number is reported by the Company in its Form 10-Q/A filed for the quarterly period ending on September 30, 2006.

         (b) 1. Sole power to vote or direct vote:                            0
             2. Shared power to vote or direct vote:                  5,588,780
             3. Sole power to dispose or direct the disposition:              0
             4. Shared power to dispose or direct the disposition:    5,588,780

         (c) On August 7, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, SPCP Group and SPCP Group III acquired beneficial ownership of 3,366,585 shares and 1,122,195 shares, respectively, in warrants to acquire Common Stock. On December 1, 2006, pursuant to the Warrant Purchase Agreement, as consideration for the Company's failure to provide a satisfactory guaranty as required by the Credit Agreement, SPCP Group and SPCP Group III acquired beneficial ownership of 825,000 shares and 275,000 shares, respectively, in warrants to acquire Common Stock.

         (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is also the managing member of SPCP Group III and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group
III. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group and SPCP

CUSIP No. 902951102               SCHEDULE 13D                   (Page 12 of 20)


Group III. The Reporting Persons
expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group and SPCP Group III, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (e) Not applicable.

B. Edward A. Mule

         (a) Aggregate number of shares beneficially owned: 5,588,780

             Percentage: 23.9% The calculations of the percentages referred to herein are based on 17,816,290 shares of Common Stock issued and outstanding as of September 30, 2006, which number is reported by the Company in its Form 10-Q/A filed for the quarterly period ending on September 30, 2006.

         (b) 1. Sole power to vote or direct vote:                            0
             2. Shared power to vote or direct vote:                  5,588,780
             3. Sole power to dispose or direct the disposition:              0
             4. Shared power to dispose or direct the disposition:    5,588,780

         (c) On August 7, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, SPCP Group and SPCP Group III acquired beneficial ownership of 3,366,585 shares and 1,122,195 shares, respectively, in warrants to acquire Common Stock. On December 1, 2006, pursuant to the Warrant Purchase Agreement, as consideration for the Company's failure to provide a satisfactory guaranty as required by the Credit Agreement, SPCP Group and SPCP Group III acquired beneficial ownership of 825,000 shares and 275,000 shares, respectively, in warrants to acquire Common Stock.

         (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is also the managing member of SPCP Group III and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group
III. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group and SPCP Group III. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group and SPCP Group III, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (e) Not applicable.

C. Robert J. O'Shea

         (a) Aggregate number of shares beneficially owned:           5,588,780

             Percentage: 23.9% The calculations of the percentages referred to herein are based on 17,816,290 shares of Common Stock issued and outstanding as of September 30, 2006, which number is reported by the Company in its Form 10-Q/A filed for the quarterly period ending on September 30, 2006.

         (b) 1. Sole power to vote or direct vote:                            0
             2. Shared power to vote or direct vote:                  5,588,780
             3. Sole power to dispose or direct the disposition:              0
             4. Shared power to dispose or direct the disposition:    5,588,780

CUSIP No. 902951102               SCHEDULE 13D                   (Page 13 of 20)


         (c) On August 7, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, SPCP Group and SPCP Group III acquired beneficial ownership of 3,366,585 shares and 1,122,195 shares, respectively, in warrants to acquire Common Stock. On December 1, 2006, pursuant to the Warrant Purchase Agreement, as consideration for the Company's failure to provide a satisfactory guaranty as required by the Credit Agreement, SPCP Group and SPCP Group III acquired beneficial ownership of 825,000 shares and 275,000 shares, respectively, in warrants to acquire Common Stock.

         (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is also the managing member of SPCP Group III and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group
III. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group and SPCP Group III. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group and SPCP Group III, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (e) Not applicable.

D. Silver Point Capital, L.P.

         (a) Aggregate number of shares beneficially owned:           4,191,585

             Percentage: 19.0% The calculations of the percentages referred to herein are based on 17,816,290 shares of Common Stock issued and outstanding as of September 30, 2006, which number is reported by the Company in its Form 10-Q/A filed for the quarterly period ending on September 30, 2006.

         (b) 1. Sole power to vote or direct vote:                            0
             2. Shared power to vote or direct vote:                  4,191,585
             3. Sole power to dispose or direct the disposition:              0
             4. Shared power to dispose or direct the disposition:    4,191,585

         (c) On August 7, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, SPCP Group and SPCP Group III acquired beneficial ownership of 3,366,585 shares and 1,122,195 shares, respectively, in warrants to acquire Common Stock. On December 1, 2006, pursuant to the Warrant Purchase Agreement, as consideration for the Company's failure to provide a satisfactory guaranty as required by the Credit Agreement, SPCP Group and SPCP Group III acquired beneficial ownership of 825,000 shares and 275,000 shares, respectively, in warrants to acquire Common Stock.

         (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

CUSIP No. 902951102               SCHEDULE 13D                   (Page 14 of 20)


         (e) Not applicable.

E. Silver Point Capital Fund, L.P.

         (a) Aggregate number of shares beneficially owned:           4,191,585

             Percentage: 19.0% The calculations of the percentages referred to herein are based on 17,816,290 shares of Common Stock issued and outstanding as of September 30, 2006, which number is reported by the Company in its Form 10-Q/A filed for the quarterly period ending on September 30, 2006.

         (b) 1. Sole power to vote or direct vote:                            0
             2. Shared power to vote or direct vote:                  4,191,585
             3. Sole power to dispose or direct the disposition:              0
             4. Shared power to dispose or direct the disposition:    4,191,585

         (c) On August 7, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, SPCP Group and SPCP Group III acquired beneficial ownership of 3,366,585 shares and 1,122,195 shares, respectively, in warrants to acquire Common Stock. On December 1, 2006, pursuant to the Warrant Purchase Agreement, as consideration for the Company's failure to provide a satisfactory guaranty as required by the Credit Agreement, SPCP Group and SPCP Group III acquired beneficial ownership of 825,000 shares and 275,000 shares, respectively, in warrants to acquire Common Stock.

         (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (e) Not applicable.

F. SPCP Group, LLC

         (a) Aggregate number of shares beneficially owned:           4,191,585

             Percentage: 19.0% The calculations of the percentages referred to herein are based on 17,816,290 shares of Common Stock issued and outstanding as of September 30, 2006, which number is reported by the Company in its Form 10-Q/A filed for the quarterly period ending on September 30, 2006.

         (b) 1. Sole power to vote or direct vote:                            0
             2. Shared power to vote or direct vote:                  4,191,585
             3. Sole power to dispose or direct the disposition:              0
             4. Shared power to dispose or direct the disposition:    4,191,585

         (c) On August 7, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, SPCP Group and SPCP Group III acquired beneficial ownership of 3,366,585 shares and 1,122,195 shares, respectively, in warrants to acquire Common Stock. On December 1, 2006, pursuant to the Warrant Purchase Agreement, as consideration for the Company's failure to provide a satisfactory guaranty as required by the Credit Agreement, SPCP Group and SPCP Group III acquired beneficial ownership of 825,000 shares and 275,000 shares, respectively, in warrants to acquire Common Stock.

CUSIP No. 902951102               SCHEDULE 13D                   (Page 15 of 20)


         (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (e) Not applicable.

G. SPCP Group III, LLC

         (a) Aggregate number of shares beneficially owned:           1,397,195

             Percentage: 7.3% The calculations of the percentages referred to herein are based on 17,816,290 shares of Common Stock issued and outstanding as of September 30, 2006, which number is reported by the Company in its Form 10-Q/A filed for the quarterly period ending on September 30, 2006.

         (b) 1. Sole power to vote or direct vote:                            0
             2. Shared power to vote or direct vote:                  1,397,195
             3. Sole power to dispose or direct the disposition:              0
             4. Shared power to dispose or direct the disposition:    1,397,195

         (c) On August 7, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, SPCP Group and SPCP Group III acquired beneficial ownership of 3,366,585 shares and 1,122,195 shares, respectively, in warrants to acquire Common Stock. On December 1, 2006, pursuant to the Warrant Purchase Agreement, as consideration for the Company's failure to provide a satisfactory guaranty as required by the Credit Agreement, SPCP Group and SPCP Group III acquired beneficial ownership of 825,000 shares and 275,000 shares, respectively, in warrants to acquire Common Stock.

         (d) Management is the managing member of SPCP Group III and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group III. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group III. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group III, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for the Warrant Purchase Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of USEY, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

CUSIP No. 902951102               SCHEDULE 13D                   (Page 16 of 20)



Exhibit A     Agreement Regarding the Joint Filing of Schedule 13D, dates as of
              December 11, 2006, by and among Silver Point Capital Management,
              LLC, Edward A. Mule, Robert J. O'Shea, Silver Point Capital,
              L.P.,. Silver Point Capital Fund, L.P., SPCP Group, LLC and SPCP
              Group III, LLC.

CUSIP No. 902951102               SCHEDULE 13D                   (Page 17 of 20)



                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 11, 2006

                                     SILVER POINT CAPITAL MANAGEMENT, LLC

                                     /s/ Edward A. Mule
                                     -------------------------------------------
                                     By: Edward A. Mule
                                     Its: Managing Member


                                     /s/ Edward A. Mule
                                     -------------------------------------------
                                     Name: Edward A. Mule, individually


                                     /s/ Robert J. O'Shea
                                     -------------------------------------------
                                     Name: Robert J. O'Shea, individually


                                     SILVER POINT CAPITAL, L.P.
                                       By: SILVER POINT CAPITAL MANAGEMENT, LLC,
                                           its General Partner

                                     /s/ Edward A. Mule
                                     -------------------------------------------
                                     By: Edward A. Mule
                                     Its: Managing Member


                                     SILVER POINT CAPITAL FUND, L.P.
                                       By: SILVER POINT CAPITAL, L.P.,
                                           its Investment Manager
                                          By: SILVER POINT CAPITAL MANAGEMENT,
                                              LLC, its General Partner

                                     /s/ Edward A. Mule
                                     -------------------------------------------
                                     By: Edward A. Mule
                                     Its: Managing Member

CUSIP No. 902951102               SCHEDULE 13D                   (Page 18 of 20)



                                     SPCP GROUP, LLC

                                     /s/ Edward A. Mule
                                     -------------------------------------------
                                     By: Edward A. Mule
                                     Its: Authorized Signatory


                                     SPCP GROUP III, LLC

                                     /s/ Edward A. Mule
                                     -------------------------------------------
                                     By: Edward A. Mule
                                     Its: Authorized Signatory

CUSIP No. 902951102               SCHEDULE 13D                   (Page 19 of 20)



                                    Exhibit A

             AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D/A

The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13D/A to which this Exhibit is attached, and such Schedule 13D/A is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 11, 2006

                                     SILVER POINT CAPITAL MANAGEMENT, LLC

                                     /s/ Edward A. Mule
                                     -------------------------------------------
                                     By: Edward A. Mule
                                     Its: Managing Member


                                     /s/ Edward A. Mule
                                     -------------------------------------------
                                     Name: Edward A. Mule, individually


                                     /s/ Robert J. O'Shea
                                     -------------------------------------------
                                     Name: Robert J. O'Shea, individually


                                     SILVER POINT CAPITAL, L.P.
                                       By: SILVER POINT CAPITAL MANAGEMENT, LLC,
                                           its General Partner

                                     /s/ Edward A. Mule
                                     -------------------------------------------
                                     By: Edward A. Mule
                                     Its: Managing Member


                                     SILVER POINT CAPITAL FUND, L.P.
                                       By: SILVER POINT CAPITAL, L.P.,
                                           its Investment Manager
                                          By: SILVER POINT CAPITAL MANAGEMENT,
                                              LLC, its General Partner

                                     /s/ Edward A. Mule
                                     -------------------------------------------
                                     By: Edward A. Mule
                                     Its: Managing Member

CUSIP No. 902951102               SCHEDULE 13D                   (Page 20 of 20)



                                     SPCP GROUP, LLC

                                     /s/ Edward A. Mule
                                     -------------------------------------------
                                     By: Edward A. Mule
                                     Its: Authorized Signatory


                                     SPCP GROUP III, LLC

                                     /s/ Edward A. Mule
                                     -------------------------------------------
                                     By: Edward A. Mule
                                     Its: Authorized Signatory